                                 FORM U-3A-2

                                                               File No. 69-248

                        SECURITIES & EXCHANGE COMMISSION

                                Washington, D.C.

                 Statement by Holding Company Claiming Exemption

                  Under Rule U-3A-2 from the Provisions of the

                   Public Utility Holding Company Act of 1935

SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

        1. Southwestern Energy Company, an Arkansas corporation, is located at 1083 Sain Street, Fayetteville, Arkansas (P.O. Box 1408, Fayetteville, Arkansas 72702-1408). Southwestern Energy Company is a holding company with seven wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, a gas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Texas and Arkansas; Diamond "M" Production Company, a Texas based oil and gas exploration and production company; Southwestern Energy Services Company, an Oklahoma based gas marketing company; Southwestern Energy Pipeline Company, a corporation that owns a minority interest in the NOARK Pipeline System Limited Partnership (NOARK), which indirectly owns an interstate natural gas pipeline in Arkansas and Oklahoma; and A. W. Realty Company, an Arkansas real estate company which holds real estate interests. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive.

            The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72701. SEECO, Inc., Arkansas Gas Gathering Company, and A. W. Realty Company, occupy the same location as that of Claimant. The main location of Southwestern Energy Production Company and Diamond "M" Production Company is 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. The main location of Southwestern Energy Services Company and Southwestern Energy Pipeline Company is 2200 Mid-Continent Tower, 401 South Boston, Tulsa, Oklahoma 74103.

            All of the Claimant's subsidiaries, with the exception of Diamond "M" Production Company, are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Colorado, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company is also authorized to do business in Missouri and
            Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma. Southwestern Energy Services Company is also authorized to do business in Oklahoma, Louisiana and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in Texas.

        2. Claimant, Southwestern Energy Company, is the parent company and owns beneficially and of record 100% of the issued and outstanding shares of stock of its seven subsidiaries.

            Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 6,621 miles of pipeline. This system includes, in Arkansas, a gathering and storage system with 388 miles of pipeline, 977 miles of transmission pipeline and 3,642 miles of distribution pipeline. Additionally the system includes, in Missouri, 436 miles of transmission pipeline and 1,178 miles of distribution pipeline.

            AWG's northwest Arkansas gas utility system gathers its gas supply in Arkansas from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the Ozark Pipeline System. Through its division, Associated Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas and parts of Missouri. Major communities served in northeast Arkansas include Blytheville, Piggott and Osceola. The Associated distribution system also serves the "bootheel" area in southeast Missouri, including the communities of Sikeston, New Madrid and Caruthersville, and extends north to the Jackson area. In addition, Associated provides service to Butler, Missouri, near the state's western border, and Kirksville, Missouri, near the state's northern border, through connections off of interstate pipelines in those areas.

            In late 1999, the Company entered into a definitive agreement to sell its Missouri gas distribution assets. The sale requires regulatory approval and is expected to close in the first half of 2000. The company currently serves approximately 48,000 customers in Missouri.

        3. Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 1999, as follows:

            (a)  Natural gas distributed at retail:


                                Average
            Utility Sales      Consumers         Mcf              Sales

            Residential         155,511       10,799,709      $ 70,923,840
            Commercial           21,469        7,648,457        40,030,542
            Industrial              293        3,499,639        13,470,498
                                -------       ----------      ------------

                Total           177,273       21,947,805      $124,424,880
                                =======       ==========      ============



            (b) The public utility subsidiary distributed 5,196,181 Mcf of natural gas for revenues of $31,090,000 to retail customers in the state of Missouri.

            (c)  The  public  utility  subsidiary  distributed   598,387  Mcf of
                 natural gas for revenues of $2,680,000 to industrial customers in the state if Missouri.

            (d) The public utility subsidiary purchased outside the state of Arkansas 4,009,158 Mcf of natural gas costing $9,694,052 and utilized the services of interstate pipelines to deliver the gas to its service territory or to storage facilities pending later delivery.

        4. The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

                                    EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 1999.

                                    EXHIBIT B

Financial Data Schedule for the year ended December 31, 1999.

                                    EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.


The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2000.

                                              SOUTHWESTERN ENERGY COMPANY



                                              By:    /s/ GREG D. KERLEY
                                                 --------------------------
                                                        Greg D. Kerley
                                                    Executive Vice President
                                                   and Chief Financial Officer

ATTEST:


   /s/ GEORGE A. TAAFFE
--------------------------
     George A. Taaffe
     Secretary

Notices and correspondence concerning this statement should be addressed to:
       Greg D. Kerley, Executive Vice President and Chief Financial Officer Southwestern Energy Company
       P.O. Box 1408
       Fayetteville, Arkansas 72702-1408

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1999
(in thousands)

                                                                                 Southwestern  Diamond                Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.      Energy
                                       Energy        Western Gas                 Production    Production   Realty    Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company   Company
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
Operating Revenues:
    Gas sales                          $         -   $  124,425    $   43,747    $    21,177   $     68     $     -   $         -
    Gas marketing                                -            -             -              -          -           -             -
    Oil sales                                    -            -             -          8,083      1,808           -             -
    Gas transportation                           -        6,208             -              -          -           -             -
    Other                                        -        1,787           156              -          -         416             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                                 -      132,420        43,903         29,260      1,876         416             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Operating Costs and Expenses:
    Gas purchases - utility                      -       68,876             -              -          -           -             -
    Gas purchases - marketing                    -            -             -              -          -           -             -
    Operating and general                        -       35,792         7,360         12,006      1,893          17            72
    Depreciation, depletion and
      amortization                               -        7,186        12,547         20,690        994          90             4
    Taxes, other than income                     -        3,379           503          2,507         87          24             2
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                                 -      115,233        20,410         35,203      2,974         131            78
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
        Operating Income (Loss)                  -       17,187        23,493         (5,943)    (1,098)        285           (78)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Interest Expense:
    Interest on long-term debt              19,735            -             -              -          -           -             -
    Intercompany interest                   (4,209)       4,090          (640)           242        (29)          -           587
    Other interest charges                     443          426             9             10          -           -             -
    Interest capitalized                         -          (14)         (803)        (2,490)         -           -             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                            15,969        4,502        (1,434)        (2,238)       (29)          -           587
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Other Income (Expense)                      23,975         (282)         (705)           186        (29)        602        (2,008)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Income (Loss) before Provision (Benefit)
   for Income Taxes                          8,006       12,403        24,222         (3,519)    (1,098)        887        (2,673)

Provision (Benefit) for Income Taxes        (6,260)       4,771         9,503         (1,338)      (385)        348        (1,049)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------


        Net Income (Loss)              $    14,266   $    7,632    $   14,719    $    (2,181)  $   (713)    $   539   $    (1,624)
                                       ============  ===========   ===========   ============  =========    ========  ============



SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1999
(in thousands)
                                       Southwestern
                                       Energy
                                       Services
                                       Company         Eliminations      Consolidated
                                       ------------    ------------      ------------
Operating Revenues:
    Gas sales                          $         -     $   (23,519)(b)   $   165,898
    Gas marketing                          137,526         (40,956)(b)        96,570
    Oil sales                                    -               -             9,891
    Gas transportation                           -               -             6,208
    Other                                        -            (530)(c)         1,829
                                       ------------    ------------      ------------
                                           137,526         (65,005)          280,396
                                       ------------    ------------      ------------

Operating Costs and Expenses:
    Gas purchases - utility                      -         (23,506)(b)(c)     45,370
    Gas purchases - marketing              133,807         (40,956)(b)        92,851
    Operating and general                    1,430            (613)(c)        57,957
    Depreciation, depletion and
      amortization                              92               -            41,603
    Taxes, other than income                    55               -             6,557
                                       ------------    ------------      ------------
                                           135,384         (65,075)          244,338
                                       ------------    ------------      ------------
        Operating income                     2,142              70            36,058
                                       ------------    ------------      ------------

Interest Expense:
    Interest on long-term debt                   -               -            19,735
    Intercompany interest                      (41)              -                 -
    Other interest charges                      35               -               923
    Interest capitalized                         -               -            (3,307)
                                       ------------    ------------      ------------
                                                (6)              -            17,351
                                       ------------    ------------      ------------

Other Income (Expense)                           -         (24,070)(c)(d)    (2,331)
                                       ------------    ------------      ------------

Income (Loss) Before Provision (Benefit)
   for Income Taxes                          2,148         (24,000)           16,376

Provision (Benefit) for Income Taxes           859               -             6,449
                                       ------------    ------------      ------------


        Net Income (Loss)              $     1,289     $   (24,000)      $     9,927
                                       ============    ============      ============

(b) To eliminate intercompany sales and purchases.
(c) To eliminate intercompany income and expense items.
(d) To eliminate intercompany dividends.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999

(in thousands)
                                                                                Southwestern   Diamond                 Southwestern
                                       Southwestern  Arkansas                   Energy         "M"          A.W.       Energy
                                       Energy        Western Gas                Production     Production   Realty     Pipeline
                                       Company       Company      SEECO, Inc.   Company        Company      Company    Company
                                       ------------  -----------  -----------   ------------   ----------   --------   ------------
Assets

Current Assets:
    Cash                               $       769   $     443    $        -    $        25    $       -    $     -    $         -
    Accounts receivable                        232      22,689         1,158          8,076          185          3              -
    Intercompany accounts receivable         3,497           -        (3,503)         8,527          320     (1,255)        (8,486)
    Income taxes receivable                    350           -             -              -            -          -              -
    Inventories, at average cost                 -      12,632         8,888              -            -          -              -
    Other                                    1,216       1,440            85            981           (1)         2              -
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
        Total current assets                 6,064      37,204         6,628         17,609          504     (1,250)        (8,486)
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Investments:
    Investment in subsidiaries, at cost    424,419           -             -              -            -          -              -
    Other                                       90           -             -              -            -         49         14,041
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
                                           424,509           -             -              -            -         49         14,041
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                         -           -       262,490        546,597        7,112          -             -
    Gas utility system                           -     222,145             -              -            -          -             -
    Gas in underground storage                   -      12,663        16,049              -            -          -             -
    Other                                   16,916         809           209          4,573            -      5,955             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------
                                            16,916     235,617       278,748        551,170        7,112      5,955             -
    Less - Accumulated depreciation,
        depletion and amortization          12,600      84,204       137,408        281,024        3,735        805             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------
                                             4,316     151,413       141,340        270,146        3,377      5,150             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------

Other Assets                                 8,263       2,114             7            651          104         -              -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------

                                       $   443,152   $ 190,731    $  147,975    $   288,406    $   3,985    $ 3,949    $    5,555
                                       ============  ==========   ===========   ============   ==========   ========   ===========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
(in thousands)

                                       Southwestern
                                       Energy
                                       Services
                                       Company       Eliminations   Consolidated
                                       ------------  ------------   ------------
Assets
Current Assets:
    Cash                               $         3   $         -    $     1,240
    Accounts receivable                     10,996             -         43,339
    Intercompany accounts receivable           900             -              -
    Income taxes receivable                      -             -            350
    Inventories, at average cost                 -             -         21,520
    Other                                        -             -          3,723
                                       ------------  ------------   ------------
        Total current assets                11,899             -         70,172
                                       ------------  ------------   ------------

Investments:
    Investment in subsidiaries, at cost          -      (424,419)(a)          -
    Other                                        -             -         14,180
                                       ------------  ------------   ------------
                                                 -      (424,419)        14,180
                                       ------------  ------------   ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                         -             -        816,199
    Gas utility system                           -             -        222,145
    Gas in underground storage                   -             -         28,712
    Other                                      364             -         28,826
                                       ------------  ------------   ------------
                                               364             -      1,095,882
    Less - Accumulated depreciation,
        depletion and amortization             151             -        519,927
                                       ------------  ------------   ------------
                                               213             -        575,955
                                       ------------  ------------   ------------

Other Assets                                     -             -         11,139
                                       ------------  ------------   ------------

                                       $    12,112   $  (424,419)   $   671,446
                                       ============  ============   ============

(a) To eliminate investment in subsidiaries.

CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1999
(in thousands)
                                                                                 Southwestern  Diamond                 Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.       Energy
                                       Energy        Western Gas                 Production    Production   Realty     Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company    Company
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Short-term debt                    $     7,500   $        -    $        -    $         -   $       -    $     -    $         -
    Accounts payable                         7,223        5,747         4,556          6,134         155          -              -
    Taxes payable                              683        2,104           782              9           -         56              -
    Interest payable                         2,309          174             -              -           -          -              -
    Customer deposits                            -        6,021             -              -           -          -              -
    Other                                   (1,557)       4,494           266            468           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------
          Total current liabilities         16,158       18,540         5,604          6,611         155         56              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

Long-Term Debt, less current
    portion                                294,700       71,109             -              -           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------
Other Liabilities:
    Deferred income taxes                  (16,615)      22,160        38,320         71,382        (530)       476         10,213
    Deferred investment tax credits              -        1,433             -              -           -          -              -
    Other                                      407        1,478             -          1,257           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------
                                           (16,208)      25,071        38,320         72,639        (530)       476         10,213
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

Shareholders' Equity:
    Common stock                             2,774       24,214         8,244              1           -          1              2
    Additional paid-in capital              20,732       29,000        22,000        253,545       7,000      1,728          7,573
    Retained earnings                      156,190       22,797        73,807        (44,390)     (2,640)     1,688        (12,233)
    Common stock in treasury, at cost      (30,083)           -             -              -           -          -              -
    Unamortized cost of restricted
         shares issued under stock
         incentive plan                     (1,111)           -             -              -           -          -              -
                                       ------------  -----------   -----------   ------------   ---------   --------   ------------
                                           148,502       76,011       104,051        209,156       4,360      3,417         (4,658)
                                       ------------  -----------   -----------   ------------   ---------   --------   ------------

                                       $   443,152    $ 190,731    $  147,975    $   288,406    $  3,985    $ 3,949    $     5,555
                                       ============  ===========   ===========   ============   =========   ========   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1999
(in thousands)

                                       Southwestern
                                       Energy
                                       Services
                                       Company         Eliminations   Consolidated
                                       ------------    ------------   ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Short-term debt                    $         -     $         -    $     7,500
    Accounts payable                         9,254               -         33,069
    Taxes payable                             (128)              -          3,506
    Interest payable                             -               -          2,483
    Customer deposits                            -               -          6,021
    Other                                       96               -          3,767
                                       ------------    ------------   ------------
          Total current liabilities          9,222               -         56,346
                                       ------------    ------------   ------------

Long-Term Debt, less current
    portion                                      -         (71,109)(a)    294,700
                                       ------------    ------------   ------------

Other Liabilities:
    Deferred income taxes                       63               -        125,469
    Deferred investment tax credits              -               -          1,433
    Other                                        -               -          3,142
                                       ------------    ------------   ------------
                                                63               -        130,044
                                       ------------    ------------   ------------

Shareholders' Equity:
    Common stock                                 2         (32,464)(a)      2,774
    Additional paid-in capital                   -        (320,846)(a)     20,732
    Retained earnings                        2,825               -        198,044
    Common stock in treasury, at cost            -               -        (30,083)
    Unamortized cost of resstricted
         shares issued under stock
         incentive plan                          -               -         (1,111)
                                       ------------    ------------   ------------
                                             2,827        (353,310)       190,356
                                       ------------    ------------   ------------


                                       $    12,112     $  (424,419)   $   671,446
                                       ============    ============   ============

(a) To eliminate investment in subsidiaries.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1999
(in thousands)

                                                                                 Southwestern  Diamond                 Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.       Energy
                                       Energy        Western Gas                 Production    Production   Realty     Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company    Company
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

RETAINED EARNINGS, beginning of year   $   147,909   $   25,165    $   73,088    $   (42,209)  $  (1,927)   $ 1,149    $   (10,609)

Net income (loss)                           14,266        7,632        14,719         (2,181)       (713)       539         (1,624)

Cash dividends                              (5,985)     (10,000)      (14,000)             -           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

RETAINED EARNINGS, end of year         $   156,190   $   22,797    $   73,807    $   (44,390)  $  (2,640)   $ 1,688    $   (12,233)
                                       ============  ===========   ===========   ============  ==========   ========   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1999
(in thousands)


                                       Southwestern
                                       Energy
                                       Services
                                       Company        Eliminations    Consolidated
                                       ------------   ------------    ------------

RETAINED EARNINGS, beginning of year   $     1,536    $         -     $   194,102

Net income (loss)                            1,289        (24,000)(d)       9,927

Cash dividends                                   -         24,000 (d)      (5,985)
                                       ------------   ------------    ------------

RETAINED EARNINGS, end of year         $     2,825    $         -     $   198,044
                                       ============   ============    ============

(d) To eliminate intercompany dividends.